EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Corio, Inc.:

We consent to the incorporation herein by reference of our report dated January 26, 2004, with respect to the consolidated balance sheets of Corio, Inc. and subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2003, and the related financial statement schedule, which report appears in the December 31, 2003 annual report on Form 10-K/A of Corio, Inc. and subsidiary and to the reference of our firm under the heading “Experts” in the prospectus.

Our report refers to a change in the method of accounting for goodwill and other acquired intangible assets in 2002.

/s/    KPMG LLP

KPMG LLP

Mountain View, California

July 6, 2004